THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

**BETR Productions, Inc**

**DUAL-INCENTIVE INVESTMENT AGREEMENT**

This Dual-Incentive Investment Agreement (the "Agreement"), effective as of [EFFECTIVE DATE] (the "Effective Date"), is made by and between BETR Productions, Inc, a Delaware corporation with its principal place of business located at 31 Evelyn Road, Elmsford NY ("Company"), and [INVESTOR NAME], an individual/investor with an address at [INVESTOR ADDRESS] ("Investor"). The Company and the Investor may collectively be referred to as the "Parties" or individually as a "Party."

WHEREAS, the Investor agrees to provide the Investment Amount, which shall concurrently constitute the Purchase Amount for the Safe as outlined in Addendum A and the Note as detailed in Addendum B, acknowledging that this Investment Amount entitles the Investor to rights under both the SAFE and the Note without the necessity of separate investments for each;

WHEREAS, the Parties intend for this Agreement to set forth the terms and conditions under which the Investor will provide capital to the Company, including the rights and obligations of both the Investor and the Company relating to the Safe and the revenue share mechanism;

WHEREAS, the Parties acknowledge that the investment made by the Investor will be utilized by the Company in furtherance of its business objectives, with the expectation of a financial return for the Investor through the mechanisms detailed in Addendums A and B;

WHEREAS, the SAFE portion of the investment, as detailed in Addendum A, grants the Investor a future right to shares of the Company's capital stock under certain conditions, without immediately diluting the Company's equity;

WHEREAS, the Revenue Share portion of the investment, as detailed in Addendum B, outlines the terms under which the Company agrees to pay the Investor a portion of its net revenues, providing the Investor with a direct financial return on the investment based on the Company's performance;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. ***Definitions***

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the

holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding; • Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per shares of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by
(x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, subject to the Discount Rate.

"**Net Revenues**" means the total amount of cash receipts actually received by the Company from all sales of any kind, after accounting for necessary adjustments including, but not limited to deductions for returns and allowances, discounts granted, sales taxes, or any other taxes and duties imposed on the sale of goods or services, and any direct costs associated with the production and delivery of the Company's products and services.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Investors**" means all of the purchasers of Notes in the crowdfunding offering of which this Agreement is a part.

"**Investment Amount**" refers to the total sum of capital, the Loan and Purchase Amount, provided by the Investor to the Company.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as- converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Loan**" refers to the principal amount of capital provided by the Investor to the Company under the terms outlined in Addendum B: Terms and Conditions of the Revenue Share Agreement.

"**Measurement Period**" means a fiscal quarter of the Company, specifically referring to the three-month period ending on the last day of each fiscal quarter (March 31, June 30, September 30, and December 31).

"**Note**" means an instrument representing an unsecured obligation of the Company to pay a return based on a specified percentage of its Net Revenues. References to "Notes" and "this Note" mean the attached Addendum B.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Payment Start Date**" means the date specified above, except in the case of a Permitted Deferral, as defined in Addendum B.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Share's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Pro-Rata Share**" or an Investor's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Investor, and the denominator of which is the total amount of the Notes issued in this offering.

"**Repayment Amount**" means amount that is 2.2x the amount of the Loan.

"**Revenue Percentage**" means 7%. All Investors in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean the attached Addendum A.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and
(ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Discount Price.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

2. ***Miscellaneous***

(a) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on their Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on their Wefunder account, as subsequently modified by written notice.

(b) In the event any one or more of the provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Agreement and the remaining provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(c) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(d) Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys'

fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

(e) Any provision of this Agreement (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Company the holders of a majority in principal of the Repayment Amounts of all Notes.

(f) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this Agreement in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's jurisdiction of formation. Subject to the foregoing, this Agreement will be binding on the parties' successors and assigns.

*(Signature page follows)*

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

**COMPANY:**

BETR Productions, Inc

*Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

**Read and Approved (For IRA Use Only):**

By: ______________________________

**INVESTOR:**

______________________________

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ X ] Not Accredited

**ADDENDUM A: TERMS AND CONDITIONS OF THE SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)**

This ADDENDUM A: TERMS AND CONDITIONS OF THE SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE) (the "Safe") CERTIFIES THAT in exchange for the payment by the **Investor of** $[AMOUNT]________________ (the "**Purchase Amount**") on or about the Effective Date, the **Company**, hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms described below.

WHEREAS, the Investor has expressed interest in supporting the Company's endeavors and is willing to provide funding to the Company in the form of this Safe, recognizing the potential for mutual benefit through the future success of the Company;

WHEREAS, the Safe represents a future right to shares of the Company's capital stock, offering the Investor a unique opportunity to participate in the Company's potential upside while providing the Company with the crucial capital needed at this stage;

WHEREAS, the Parties have agreed on the Purchase Amount as the investment the Investor will make in the Company, and in return, the Company will issue the Investor rights under the terms of this Safe, as detailed herein;

WHEREAS, this Addendum A sets forth the specific terms and conditions under which the Safe is issued, including, but not limited to, the valuation cap, discount rate, and mechanisms for conversion into equity, aiming to align the interests of the Investor with the long-term success of the Company;

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree to the terms and conditions of this Safe as specified in the subsequent sections of this Addendum A.

The "**Discount Rate**" is **80%**

See Section 1 of the Agreement for certain additional defined terms.

***1. Events***

(a) **Equity Financing.** If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discounted Conversion Price, which is the price per share offered to new investors in the Equity Financing multiplied by (1 - the Discount Rate). For clarity, if the price per share in the Equity Financing is $1.00, and the Discount Rate is 80%, the Discounted Conversion Price would be $0.80 per share.

(b) In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(c) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event. The amount due will be the greater of (i) the Purchase Amount or (ii) the Conversion Amount, calculated as the Purchase Amount divided by the Liquidity Price multiplied by (1 - the Discount Rate). The Liquidity Price is the price per share paid to the company's securityholders in the Liquidity Event. If any of the Company's securityholders

are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this instrument ("Senior Preferred Holders") and (ii) the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro-rata among the Cash-Out Investors in proportion to their Purchase Amounts. The Cash-Out Investors will automatically receive the number of shares of Common Stock, calculated based on the remaining unpaid Purchase Amount divided by the Liquidity Price adjusted for the Discount Rate. Specifically, this calculation will consider the price per share paid to the company's securityholders in the Liquidity Event, multiplied by (1 - the Discount Rate), to determine the effective price per share applicable to the Investor. This approach ensures the Investor benefits from the agreed upon Discount Rate, enhancing the potential return on their investment by allowing conversion at a price more favorable than that offered to new or existing shareholders in the context of a Liquidity Event.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor. If the available funds are insufficient to pay the Cash-Out Investors in full, the distribution of the Company's available funds will follow the same priority and pro-rata distribution mechanism as outlined above, ensuring that each investor receives a fair and proportional share based on their initial Purchase Amounts, adjusted for the Discount Rate in determining the number of shares of Common Stock to be received.

(d) **Dissolution Event.** If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(e) **Liquidation Priority** In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock,

the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as- converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(f) **Termination.** This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe, or setting aside for payment, of amounts due the Investor.

3. ***Company Representations***

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of corporation, hereby issues to the Investor the right to certain incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company. This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation of bylaws,
(ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or
(iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a

nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. ***Miscellaneous***

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(c) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(d) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

*(Signature page follows)*

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

**COMPANY:**

BETR Productions, Inc

*Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

**Read and Approved (For IRA Use Only):**

By: ____________________________

**INVESTOR:**

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ X ] Not Accredited

## ADDENDUM B: TERMS AND CONDITIONS OF THE REVENUE SHARE AGREEMENT

This ADDENDUM B: TERMS AND CONDITIONS OF THE REVENUE SHARE AGREEMENT (the "Note") outlines the agreement between the Company and the Investor, whereby the Company agrees to pay the Investor a portion of its Net Revenues, in exchange for the capital provided by the Investor to the Company.

WHEREAS, the Investor has agreed to provide the Investment Amount to the Company under the terms and conditions set forth in the Dual-Incentive Investment Agreement to which this Addendum B is attached;

WHEREAS, in consideration for the Loan, the Company agrees to share a percentage of its Net Revenues with the Investor, offering a return on the investment based on the actual financial performance of the Company;

WHEREAS, this Revenue Share Agreement is designed to provide the Investor with a financial return that directly correlates with the Company's success, ensuring alignment between the Company's performance and the Investor's return;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor agree to the terms and conditions set forth below.

Amount of Loan: $ $[AMOUNT]

City and State of Investor: Henderson, NV

Payment Start Date: 120 days after the Effective Date

For value received $ $[AMOUNT], the Company, hereby promises to pay to the order of the Investor, in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined in the Agreement) in the manner set forth below.

1. ***Payments***

(a) Quarterly Payments. Beginning on the Payment Start Date, Company shall make quarterly payments to the Investor until the Repayment Amount is repaid in full; provided, however, that at any time the Company may defer up to 2 of such payments upon notice to Investor (each, a "Permitted Deferral")

(b) Amount of Each Payment. The amount of each payment shall be the product of the Revenue Percentage and the Net Revenues from the Measurement Period ended immediately prior to the payment date.

(c) Timing of Payment. The Company will make the payment to the Investor hereunder (or cause the payments to be made through an agent) within forty (45) days of the end of each Measurement Period.

(d) Order of Application of Payments. All payments under this Agreement shall be applied to reduce the Repayment Amount.

(e) Place of Payment. All amounts payable hereunder shall be payable at the office of Wefunder, Inc., c/o Investor, unless another place of payment shall be specified in writing by Investor.

(f) Pro Rata Payments. All payments will be made pro rata among all of the Investors.

2. ***Prepayment***

(a) The Company may pay off all of the Loans in their entirety at any time by paying the Investors any unpaid part of the Repayment Amount for all of the Loans. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Investors based on the amount of their Loans to the Company.

3. ***Characterization of Investment***

(a) The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Investor agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

4. ***Sharing of Payments***

(a) If the Investor shall obtain any payment from the Company, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Investor shall remit the excess amount to Wefunder to be shared ratably with the other Investors.

5. ***Unsecured status***

(a) Notwithstanding any other provision in this Agreement, the Parties hereby acknowledge and agree that the Loan provided by the Investor to the Company under the terms of this Note is unsecured. This Loan is extended based on the mutual trust between the Investor and the Company, without the necessity for any collateral, security interest, or guarantee from the Company or any third party.

(b) The Company expressly confirms that no assets of the Company, including but not limited to intellectual property, real estate, or other tangible or intangible assets, shall be pledged, encumbered, or otherwise used as security for the repayment of the Loan. The Investor understands and accepts the risks associated with providing an unsecured Loan, including the potential inability of the Company to repay the Loan in the event of financial distress or insolvency.

(c) It is agreed that the repayment of the Loan, as well as the sharing of Net Revenues as outlined in this Note, shall solely be contingent upon the Company's financial performance and cash flow, without recourse to specific assets of the Company for satisfaction of the Company's obligations under this Note.

6. ***Basic Terms.***

(a) **Group of Revenue Loans**. This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.

(b) **When Paid in Full**. The Loan will be considered paid in full and this agreement will terminate when the Company has paid the Investor the Repayment Amount, except in the Event of a Default, in which the Company will owe Investor additional amounts as set forth herein.

(c) **Interest Rate.** The interest rate on this Loan is a function of the time it takes the Company to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

7. ***Company Representations***

(a) The Company is a Corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the

actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company (except for any liens arising under the Notes) or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

8. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited Investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits of the Securities Act. The Investor has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Note for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

9. ***Default.*** Each of the following events shall be an "Event of Default" hereunder:

(a) Other than with respect to a Permitted Deferral, Company fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

(b) Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit

of creditors or takes any company action in furtherance of any of the foregoing; or

(c) An involuntary petition is filed against Company (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Company.

(d) Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Investor pursuant to applicable law.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. ***Miscellaneous***

(a) Except as set forth herein, the Investor is not entitled, as a holder of this instrument, to any additional rights, including, but not limited to, the right to vote or receive dividends or be deemed the holder of capital stock or other equity of the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(b) Investor hereby authorizes the Company to make any withholding required by law. Investor agrees to provide to Company a Form W-9 or comparable form.

(c) This Agreement is not effective until the Company has accepted the Investor's subscription.

*(Signature page follows)*

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

**COMPANY:**

BETR Productions, Inc

*Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

**Read and Approved (For IRA Use Only):**

By: ______________________________

**INVESTOR:**

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited